FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month December, 2014

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	English translation of letter to the Chilean Superintendent of Securities and Insurance, dated December 9, 2014, regarding a Special Shareholders’ Meeting to be held on December 29, 2014.

Item 1

ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.
Special-purpose corporation
Securities Registry N°211

December 9, 2014

F 676-2014

Mr. Carlos Pavez Tolosa
Superintendent of Securities and Insurances
Av. Libertador Bdo. O’Higgins 1449, Santiago

Special Shareholders’ Meeting

Dear Mr. Superintendent:

In accordance with Article 63 of the Law 18,046 (Ley de Sociedades Anónimas or “LSA”) we inform you that the Board of Directors of Administradora de Fondos de Pensiones ProVida S.A. (the "Company") has summoned a Special Shareholders’ Meeting (the "Meeting") to be held on December 29, 2014, at 10:00 AM, in the offices located at Avenida Pedro de Valdivia 100, Providencia, Santiago. In accordance with Article 58 of the LSA and Article 101 of Corporations Regulations (Nuevo Reglamento de Sociedades Anónimas or “RSA”) such summons has been requested by the shareholder MetLife Chile Acquisition Co. S.A. ("Acquisition Co."), owner of 93.24% of the Company’s shares.

Purpose of the Meeting. The purpose of the Meeting is to submit for the shareholders’ approval the merger by absorption of the Company into Acquisition Co. (the “Merger”) pursuant to Article 99 of the LSA. Upon effectiveness of the Merger the surviving company will be renamed  “Administradora de Fondos de Pensiones ProVida S.A.”. The shareholders of the Company, through the Meeting, shall decide on the absorption of the Company into Acquisition Co., by which the latter will acquire all assets, liabilities and equity of the Company, and succeed the Company in all its rights and obligations. As a result of the Merger, the Company will be dissolved and all of its shareholders will subsequently become shareholders of Acquisition Co., except for those shareholders exercising their right to withdraw in accordance with article 69 of the LSA.

In addition, the terms and conditions of the Merger will be submitted for the shareholders’ approval, as set forth in the Merger Agreement entered into on November 14, 2014, as amended and restated on December 3, 2014, by and among Inversiones MetLife Holdco Dos Limitada, Inversiones MetLife Holdco Tres Limitada, and MetLife Chile Inversiones Limitada, as the sole shareholders of Acquisition Co., on the one hand, and Acquisition Co., as the Company’s controlling shareholder, on the other (the “Merger Agreement”).

It is hereby stated that, considering the authorizations and registrations that the Company and Acquisition Co. must obtain from local and foreign authorities in order to complete the Merger, and from which it depends to be fully effective, it is estimated that the Merger will be consummated during 2015, despite the fact that it was initiated during this current year.

Matters to be submitted for approval. The following matters will be submitted for the approval of the Meeting:

(i)       Approval of amendment to the bylaws of Acquisition Co., to comply with the regulation applicable to special-companies with a single purpose consisting in managing pension funds and grant and manage other benefits under Decree Law 3,500; and to comply with the laws and regulations applicable to publicly-held stock companies. Such amendments must include a capital increase and the issuance of new shares to be distributed entirely to the shareholders of the Company, and other amendments to be approved at the Acquisition Co. merger shareholders’ meeting in connection with the Merger.

(ii)      Approval of the documentation serving as the basis for the Merger, including the Merger Agreement referred to above; the audited financial statements of both the Company and Acquisition Co. as of September 30, 2014; and the experts’ reports as provided in Articles 155 and 156 of the RSA.

(iii)     Agreement regarding the exchange ratio between the Company’s shares and Acquisition Co.’s shares as proposed in the Merger Agreement.

(iv)     Agreement on the Merger by absorption of the Company into Acquisition Co., by which the latter will be the surviving entity. The foregoing notwithstanding, the authorization of the Merger that the Superintendency of Pensions shall issue in accordance with the law.

(v)      Approval of the dissolution of the Company as a result of the Merger without its winding-up, with Acquisition Co. acquiring all the assets, liabilities and equity of the Company, and succeeding in all its rights and obligations.

(vi)     Adoption of all necessary resolutions to carry out the Merger on the terms and conditions ultimately approved by the Meeting, and to grant broad authorization to the Board of Directors, for the Board to grant all powers of attorney deemed necessary, especially those required to legalize, consummate and carry out the Merger and other resolutions adopted at the Meeting.

The Merger Agreement, the audited financial statements of both the Company and Acquisition Co., the experts’ report, the bylaws of Acquisition Co. amended for the Merger and other corporate governance documents are available for your review at the website www.provida.cl.

Regarding a matter not related to the Merger, the Meeting was also summoned to decide on the use of the attributable taxation regime for the sole purpose of making the provisions for deferred taxes in the financial statements of the Company. It is hereby expressly noted that the

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decision regarding the taxation regime applicable to the Company in accordance with Law N°20.780 on the Tax Reform, can only be adopted during the second semester of 2016 and informed, at that time, to the Chilean Internal Revenue Service.

The first notice of the aforementioned Special Shareholders’ Meeting will be published in the newspaper “El Mercurio” on December 10, 2014, while the remaining two notices will be published in the same newspaper on December 17, 2014 and December 23, 2014, respectively.

Sincerely yours,

______________________________

Ricardo Rodríguez Marengo
Chief Executive Officer
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	December 11, 2014	By:	/s/ Rodrigo Diaz
			Name:	Rodrigo Diaz
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	December 11, 2014	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Chief Financial Officer